UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month April 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information dated April 25, 2022	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267
www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

As a continuation of the Other Relevant Information note dated 11 April 2022, Grifols informs that, having obtained all regulatory approvals, it has closed the share and purchase agreement with Tiancheng International Investment Limited to acquire all the existing share capital of Tiancheng (Germany) Pharmaceutical Holdings AG ("HoldCo"), which owns 89.88% of the ordinary shares and 1.08% of the preferred shares of Biotest AG ("Biotest"). At the same time, the voluntary takeover launched by Grifols to acquire the remaining ordinary and preferred shares has ended and payment has been settled.

With the closing of the transaction, Grifols has paid EUR 1,091 million to Tiancheng International Investment Limited, which is composed of (i) 17,783,776 ordinary shares of Biotest valued at EUR 43.00 per share; (ii) 214,581 Biotest preferred shares valued at EUR 37.00 per share, and (iii) a receivable loan granted by HoldCo to Biotest in the amount of EUR 318 million. On the other side, the closing of the voluntary takeover bid has resulted in the payment of EUR 362 million for 1,250,298 ordinary shares and 8,340,577 preferred shares.

Following completion of the takeover and of the acquisition of the HoldCo, Grifols controls 96.20% of the voting rights of Biotest and holds 69.72% of its share capital.

The Biotest acquisition is a strategic and transformational transaction that will accelerate Grifols' growth and innovation. Likewise, it will contribute to expand and diversify Grifols' plasma supply, strengthening its operations and revenues in Europe, the Middle East and Africa, and support the company's economic performance. Furthermore, it enables Grifols and Biotest to jointly move forward to globally increase the availability of plasma-derived therapies for the benefit of patients, while allowing Grifols to strengthen its position by improving and complementing its operational, industrial and scientific capabilities, among others.

In Barcelona, on 25 April 2022

Nuria Martín Barnés

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 25, 2022